SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

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VIASYS HEALTHCARE INC.
(Name of Subject Company)

VIASYS HEALTHCARE INC.
(Name of Persons Filing Statement)

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Common Stock, $.01 Par Value
(Title of Class of Securities)

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92553Q209
(CUSIP Number of Class of Securities)

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Matthew M. Bennett
Executive Vice President, Legal, Business Development
and Regulatory and Quality Affairs, and Secretary
VIASYS Healthcare Inc.
227 Washington Street, Suite 200
Conshohocken, Pennsylvania 19428
(610) 862-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

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With a Copy to:

Timothy Maxwell
Brian C. Miner
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103-2921
(215) 963-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented by adding the following additional exhibit:

Exhibit No.	Description

(a)(5)(E)	Presentation by the Smith Barney division of Citigroup Global Capital Markets, Inc. to All Employees on the Impact of the Tender Offer and Merger on Stock Options and Restricted Stock.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIASYS HEALTHCARE INC.
(Registrant)
Date: June 11, 2007
	By:	/s/ Randy H. Thurman
		Name:	Randy H. Thurman
		Title:	Chairman, President and Chief
Executive Officer